                       WFS FINANCIAL INC AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                       CONSOLIDATED FINANCIAL STATEMENTS
                       AND REPORT OF INDEPENDENT AUDITORS

                                                              PAGE
                                                              ----
Report of Independent Auditors..............................  F-2
Consolidated Financial Statements:
Consolidated Statements of Financial Condition at December
  31, 2000 and 1999.........................................  F-3
Consolidated Statements of Operations for the years ended
  December 31, 2000, 1999 and 1998..........................  F-4
Consolidated Statements of Changes in Shareholders' Equity
  for the years ended December 31, 2000, 1999 and 1998......  F-5
Consolidated Statements of Cash Flows for the years ended
  December 31, 2000, 1999 and 1998..........................  F-6
Notes to Consolidated Financial Statements..................  F-7

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors
WFS Financial Inc

     We have audited the accompanying consolidated statements of financial condition of WFS Financial Inc and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2000. These consolidated financial statements are the responsibility of WFS Financial Inc's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of WFS Financial Inc and subsidiaries at December 31, 2000 and 1999, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States.

                                          ERNST & YOUNG LLP

Los Angeles, California
January 22, 2001

                       WFS FINANCIAL INC AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                                                                    DECEMBER 31,
                                                              ------------------------
                                                                 2000          1999
                                                              ----------    ----------
                                                               (DOLLARS IN THOUSANDS)
ASSETS

Cash and short-term investments.............................  $   25,296    $    7,120
Investment securities available for sale....................       6,517         7,829
Contracts receivable........................................   3,049,475        71,757
Contracts held for sale.....................................                 1,423,960
Allowance for credit losses.................................     (71,308)      (36,682)
                                                              ----------    ----------
  Contracts receivable, net.................................   2,978,167     1,459,035
Amounts due from trusts.....................................     366,125       439,022
Retained interest in securitized assets.....................     111,558       167,277
Premises and equipment, net.................................      36,526        38,038
Accrued interest receivable.................................      23,116        10,521
Other assets................................................      27,832         2,085
                                                              ----------    ----------
          TOTAL ASSETS......................................  $3,575,137    $2,130,927
                                                              ==========    ==========

LIABILITIES

Secured lines of credit.....................................  $  235,984    $  551,189
Notes payable on automobile secured financing...............   2,249,363       461,104
Notes payable -- parent.....................................     146,219       178,908
Amounts held on behalf of trustee...........................     590,715       687,274
Other liabilities...........................................      35,651        40,264
                                                              ----------    ----------
          TOTAL LIABILITIES.................................   3,257,932     1,918,739

SHAREHOLDERS' EQUITY

Common stock (no par value; authorized 50,000,000 shares;
  issued and outstanding 28,446,837 shares in 2000 and
  25,711,956 shares in 1999)................................     112,070        74,010
Paid-in capital.............................................       4,337         4,327
Retained earnings...........................................     201,062       134,690
Accumulated other comprehensive loss, net of tax............        (264)         (839)
                                                              ----------    ----------
          TOTAL SHAREHOLDERS' EQUITY........................     317,205       212,188
                                                              ----------    ----------
          TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY........  $3,575,137    $2,130,927
                                                              ==========    ==========

          See accompanying notes to consolidated financial statements.

                       WFS FINANCIAL INC AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                               FOR THE YEAR ENDED DECEMBER 31,
                                                      --------------------------------------------------
                                                           2000              1999              1998
                                                      --------------    --------------    --------------
                                                       (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
REVENUES:
  Interest income...................................   $   314,120       $   140,526       $    89,758
  Interest expense..................................       130,342            41,297            24,780
                                                       -----------       -----------       -----------
     Net interest income............................       183,778            99,229            64,978
  Servicing income..................................       170,919           140,780            76,110
  Gain on sale of contracts.........................        13,723            54,977            25,438
                                                       -----------       -----------       -----------
          TOTAL REVENUES............................       368,420           294,986           166,526
EXPENSES:
  Provision for credit losses.......................        68,962            36,578            15,146
  Operating expenses:
     Salaries and associate benefits................       116,989           110,289            95,740
     Credit and collections.........................        21,103            21,634            21,248
     Data processing................................        16,158            14,568            10,887
     Occupancy......................................        10,592             9,145            10,051
     Telephone......................................         5,504             5,883             7,941
     Miscellaneous..................................        18,524            11,934            19,175
                                                       -----------       -----------       -----------
          TOTAL OPERATING EXPENSES..................       188,870           173,453           165,042
     Restructuring charge...........................                                            15,000
                                                       -----------       -----------       -----------
          TOTAL EXPENSES............................       257,832           210,031           195,188
                                                       -----------       -----------       -----------
INCOME (LOSS) BEFORE INCOME TAX (BENEFIT)...........       110,588            84,955           (28,662)
  Income tax (benefit)..............................        44,216            35,580           (12,095)
                                                       -----------       -----------       -----------
NET INCOME (LOSS)...................................   $    66,372       $    49,375       $   (16,567)
                                                       ===========       ===========       ===========

Net income (loss) per common share:
  Basic.............................................   $      2.36       $      1.92       $     (0.64)
                                                       ===========       ===========       ===========
  Diluted...........................................   $      2.35       $      1.91       $     (0.64)
                                                       ===========       ===========       ===========

Weighted average number of common shares
  outstanding:
  Basic.............................................    28,178,151        25,732,089        25,708,611
                                                       ===========       ===========       ===========
  Diluted...........................................    28,283,735        25,842,648        25,708,611
                                                       ===========       ===========       ===========

          See accompanying notes to consolidated financial statements.

                       WFS FINANCIAL INC AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                                                                ACCUMULATED
                                                                                   OTHER
                                                                               COMPREHENSIVE
                                                COMMON    PAID-IN   RETAINED   INCOME (LOSS),
                                    SHARES      STOCK     CAPITAL   EARNINGS     NET OF TAX      TOTAL
                                  ----------   --------   -------   --------   --------------   --------
                                                          (DOLLARS IN THOUSANDS)
Balance at January 1, 1998......  25,708,611   $ 73,564   $4,000    $101,882      $   447       $179,893
  Net loss......................                                     (16,567)                    (16,567)
  Unrealized gains on retained
     interest in securitized
     assets, net of tax(1)......                                                    1,015          1,015
                                                                                                --------
  Comprehensive loss............                                                                 (15,552)
                                  ----------   --------   ------    --------      -------       --------
Balance at December 31, 1998....  25,708,611     73,564    4,000      85,315        1,462        164,341
  Net income....................                                      49,375                      49,375
  Unrealized losses on retained
     interest in securitized
     assets, net of tax(1)......                                                   (2,301)        (2,301)
                                                                                                --------
  Comprehensive income..........                                                                  47,074
  Issuance of common stock......      63,345        446      327                                     773
                                  ----------   --------   ------    --------      -------       --------
Balance at December 31, 1999....  25,771,956     74,010    4,327     134,690         (839)       212,188
  Net income....................                                      66,372                      66,372
  Unrealized gains on retained
     interest in securitized
     assets, net of tax(1)......                                                      575            575
                                                                                                --------
  Comprehensive income..........                                                                  66,947
  Issuance of common stock......   2,674,881     38,060       10                                  38,070
                                  ----------   --------   ------    --------      -------       --------
Balance at December 31, 2000....  28,446,837   $112,070   $4,337    $201,062      $  (264)      $317,205
                                  ==========   ========   ======    ========      =======       ========

---------------
(1) The pre-tax decrease in unrealized losses on retained interest in securitized assets was $1.0 million for the year ended December 31, 2000 compared with a pre-tax increase in unrealized losses of $4.0 million and a pretax increase in unrealized gains of $1.8 million for the years ended December 31, 1999 and 1998, respectively.

          See accompanying notes to consolidated financial statements.

                       WFS FINANCIAL INC AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                           FOR THE YEAR ENDED DECEMBER 31,
                                                      -----------------------------------------
                                                         2000           1999           1998
                                                      -----------    -----------    -----------
                                                               (DOLLARS IN THOUSANDS)
OPERATING ACTIVITIES

Net income (loss)...................................  $    66,372    $    49,375    $   (16,567)
Adjustments to reconcile net income (loss) to net
  cash used in operating activities:
  Contract held for sale:
     Purchase of contracts..........................                  (3,179,903)    (2,459,638)
     Proceeds from contract sales...................    2,091,231      2,500,000      1,885,000
     Contract payments and payoffs..................                     218,434        106,078
  Provision for credit losses.......................       68,962         36,578         15,146
  Depreciation......................................        8,923          6,901          8,066
  Amortization of retained interest in securitized
     assets.........................................       75,958        111,752        103,610
  Loss (gain) on disposal of assets.................          138            (77)         7,092
  Increase in other assets..........................      (37,453)        (6,469)        (6,855)
  (Decrease) increase in other liabilities..........       (4,613)         4,858          1,724
                                                      -----------    -----------    -----------
  NET CASH USED IN OPERATING ACTIVITIES.............    2,269,518       (258,551)      (356,344)

INVESTING ACTIVITIES

Contracts receivable:
  Purchase of contracts.............................   (4,219,227)      (160,243)      (211,058)
  Contract payments.................................      539,902         11,007          9,102
Increase in retained interest in securitized
  assets............................................      (19,240)      (111,767)       (91,914)
Decrease (increase) in amounts due from trust.......       72,897       (106,290)       (37,609)
Purchase of premises and equipment..................       (7,550)       (18,376)       (20,236)
                                                      -----------    -----------    -----------
NET CASH PROVIDED BY (USED IN) INVESTING
  ACTIVITIES........................................   (3,633,218)      (385,669)      (351,715)

FINANCING ACTIVITIES

Proceeds from issuance of common stock..............       38,070            773
Proceeds from notes payable on automobile secured
  financing.........................................    2,480,032        500,000
Payments on notes payable on automobile secured
  financing.........................................     (230,669)       (38,896)
(Payments on) proceeds from notes payable --
  parent............................................      (32,689)        18,908        (15,000)
(Payments on) proceeds from secured lines of
  credit............................................     (776,309)        (3,647)       554,836
(Decrease) increase in amounts held on behalf of
  trustee...........................................      (96,559)       159,182         39,438
                                                      -----------    -----------    -----------
NET CASH PROVIDED BY FINANCING ACTIVITIES...........    1,381,876        636,320        579,274
                                                      -----------    -----------    -----------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS....       18,176         (7,900)      (128,785)
Cash and cash equivalents at beginning of year......        7,120         15,020        143,805
                                                      -----------    -----------    -----------
CASH AND CASH EQUIVALENTS AT END OF YEAR............  $    25,296    $     7,120    $    15,020
                                                      ===========    ===========    ===========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for:
  Interest..........................................  $   112,071    $    39,067    $    23,322
  Income taxes......................................       63,410         32,607

          See accompanying notes to consolidated financial statements.

                       WFS FINANCIAL INC AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Basis of Presentation

     The accompanying consolidated financial statements include our accounts and the accounts of our subsidiaries. All significant intercompany transactions and accounts have been eliminated in consolidation. Certain amounts have been reclassified to conform to the 2000 presentation. We are a majority owned subsidiary of Western Financial Bank, also known as the Bank, which is a wholly owned subsidiary of Westcorp, our ultimate parent company.

  Use of Estimates

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

  Nature of Operations

     We are a consumer finance company that specializes in the purchase, securitization and servicing of fixed rate consumer auto loans. We purchase contracts from franchised new and independent pre-owned car dealers on a nonrecourse basis and originate loans directly with consumers, which are collectively known as contracts.

  Cash and Cash Equivalents

     Cash and cash equivalents include short-term investments with the Bank. There are no material restrictions as to the withdrawal or usage of this amount.

  Securitization Transactions

     Automobile contract asset-backed securitization transactions are treated as either sales or secured financings for accounting purposes depending upon the securitization structure. Statement of Financial Accounting Standards No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, also known as SFAS No. 125 defines the criteria used to evaluate the securitization structure in determining the proper accounting treatment. These criteria pertain to whether or not the transferor has surrendered control over the transferred assets. If a securitization transaction meets all the criteria defined in SFAS No. 125, then the transaction is required to be treated as a sale. If any one of the criteria is not met, then the transaction is required to be treated as a secured financing. Our recent securitization transactions give us the right to repurchase the remaining contracts in the pool once the balance of such contracts is equal to or less than 20% of the original pool balance. With this right, we effectively maintain control over these assets and therefore are required to treat these transactions as secured financings. Our older securitization transactions did not give us this right and, therefore, were required to be treated as sales.

     For securitization transactions treated as sales, we record a non-cash gain equal to the present value of the estimated future cash flows on a cash out basis, net of the write-off of dealer participation and gains or losses on hedges. We determine whether or not we must record a servicing asset or liability by estimating future servicing revenues, including servicing fees, late charges, other ancillary income, and float benefit, less the actual cost to service the loans. In determining the fair value of our retained interest in securitized assets, also known as RISA, we evaluate the cost basis of automobile contracts relative to the fair value of such contracts and the fair value of the RISA recorded. The RISA is capitalized and amortized over the expected life of the underlying contracts. Net interest income and servicing fees earned on these contracts are recognized over the life of the securitization transactions as contractual servicing income, retained interest income and other fee

                       WFS FINANCIAL INC AND SUBSIDIARIES
income. The amortization of the RISA is calculated so as to recognize retained interest income on an effective yield basis. These amounts are reported as servicing income on our Consolidated Statements of Operations.

     RISA is classified in a manner similar to available for sale securities and as such is marked to market each quarter. Market value changes are calculated by discounting estimated future cash flows using a current market discount rate. Any changes in the market value of the RISA are reported as a separate component of shareholders' equity on our Consolidated Statements of Financial Condition as accumulated other comprehensive income (loss), net of applicable taxes. On a quarterly basis, we evaluate the carrying value of the RISA in light of the actual performance of the underlying contracts and make adjustments to reduce the carrying value, if appropriate.

     The excess cash flows generated by securitized contracts are deposited into spread accounts by the trustee under the terms of the securitization transactions. In addition, we advance additional monies to initially fund these spread accounts. For securitization transactions treated as sales, amounts due to us held in the spread accounts and servicing income earned by us for which we have not yet received repayment from the trust are reported as amounts due from trust on our Consolidated Statements of Financial Condition. These amounts are valued using the cash out method.

     As servicer of these contracts, we hold and remit funds collected from the borrowers on behalf of the trustee pursuant to reinvestment contracts that we have entered into. For securitization transactions treated as sales, these amounts are reported as amounts held on behalf of trustee on our Consolidated Statements of Financial Condition.

     For securitization transactions treated as secured financings, the contracts are retained on the balance sheet with the securities used to finance the contracts recorded as notes payable on automobile secured financing. We recognize interest income when earned in accordance with the terms of the contracts. Gains and losses relative to forward and Euro-dollar swap agreements designated as hedges on these securitization transactions are recognized as an adjustment to interest expense.

  Contracts Held for Sale

     Contracts held for sale are stated at the lower of aggregate amortized cost or market. The carrying amount of the specific contract pool sold is used to compute gains or losses. Market value is based on discounted cash flow calculations, which approximates the amount realized upon the securitization of the contracts.

  Allowance for Credit Losses

     The allowance for credit losses is maintained at a level that we believe is adequate to absorb inherent losses in the on balance sheet contract portfolio that can be reasonably estimated. Our determination of the adequacy of the allowance is based on an evaluation of the portfolio, past credit loss experience, current economic conditions, volume, pending contract sales, growth and composition of the contract portfolio, and other relevant factors. The allowance is increased by provisions for credit losses charged against income.

  Nonaccrual Contracts

     We continue to accrue interest income on contracts until the contracts are charged off, which occurs automatically after the contracts are past due 120 days except for accounts that are in Chapter 13 bankruptcy. At the time that a contract is charged off, all accrued interest is reversed. For those accounts that are in Chapter 13 bankruptcy and contractually past due greater than 120 days, all accrued interest is reversed and income is recognized on a cash basis. As of December 31, 2000 and 1999, the amount of accrued interest reversed was not material.

                       WFS FINANCIAL INC AND SUBSIDIARIES

  Premises and Equipment

     Premises and equipment are recorded at cost less accumulated depreciation and amortization and are depreciated over their estimated useful lives principally using the straight line method for financial reporting and accelerated methods for tax purposes. Leasehold improvements are amortized over the lives of the respective leases or the service lives of the improvements, whichever is shorter.

  Repossessed Assets

     All accounts that have been repossessed and the redemption period for such accounts has expired are reclassified from contracts receivable to repossessed assets at fair value with any adjustment recorded against the allowance for credit losses. Repossessed assets were included in other assets on the Consolidated Statements of Financial Condition and were not material.

  Non-performing Assets

     Accounts that are in Chapter 13 bankruptcy and are contractually past due greater than 120 days are reclassified from contracts receivable to non-performing assets at fair value with any adjustment recorded against the allowance for credit losses. Non-performing assets were included in other assets on the Consolidated Statement of Financial Condition and were not material.

  Interest Income and Fee Income

     Interest income is earned in accordance with the terms of the contracts. For pre-computed contracts, interest is earned monthly and for simple interest contracts, interest is earned daily. Interest income on certain contracts is earned using the effective yield method and classified on the balance sheet as interest receivable to the extent not collected. Other contracts use the sum of the month's digits method, which approximates the effective yield method.

     We defer contract origination fees and premiums paid to dealers. The net amount is amortized as an adjustment to the related contract's yield over the contractual life of the related contract or until the contract is sold, at which time any remaining amounts are included as part of the gain on sale of contracts. Fees for other services are recorded as income when earned.

  Income Taxes

     We file consolidated federal and state tax returns as part of a consolidated group that includes the Bank and Westcorp. Our taxes are paid in accordance with a tax sharing agreement that allocates taxes based on the relative income or loss of each entity on a stand-alone basis.

  Fair Value of Financial Instruments

     Fair value information about financial instruments is reported using quoted market prices for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and in many cases, could not be realized in immediate settlement of the instrument. Fair values for certain financial instruments and all non-financial instruments are not required to be disclosed. Accordingly, the aggregate fair value of amounts presented does not represent our underlying value. Our financial instruments, including short-term investments and amounts held on behalf of trustee, are accounted for on a historical cost basis which, due to the nature of these financial instruments, approximates fair value. The fair value for contracts receivable is based on quoted market prices of similar contracts sold in conjunction with securitization transactions,

                       WFS FINANCIAL INC AND SUBSIDIARIES
adjusted for differences in contract characteristics. The fair value of retained interest in securitized assets is estimated by discounting estimated cash flows using a current market discount rate. The fair value of forward agreements and Euro-dollar swap agreements is estimated by obtaining market quotes from brokers. The fair value of notes payable is estimated using discounted cash flow analysis based on current borrowing rates for similar instruments.

  Accounting Pronouncements

     The Financial Accounting Standards Board, also known as the FASB, has provided guidance for the way enterprises report information about derivatives and hedging. These statements require all derivatives to be recognized on the balance sheet at fair value. Changes in the fair value of derivatives that are hedges will be either offset against the change in the fair value of the hedged assets, liabilities or firm commitments directly through income or recognized through other comprehensive income on the balance sheet until the hedged item is recognized in earnings, depending on the nature of the hedges. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings if the derivative is a fair value hedge. The ineffective portion of a derivative's change in fair value for a cash flow hedge will be recognized in comprehensive income on the balance sheet if the hedge is less than 100% effective or in earnings if the hedge is greater than 100% effective.

     To protect against potential changes in interest rates affecting interest payments on future securitization transactions to be accounted for as secured financings, we enter into various hedge agreements. As part of the adoption of FASB's new guidance, gains and losses on these agreements will be deferred in other comprehensive income until the completion of the securitization transaction. Once the transaction is complete, this deferred amount will be amortized into earnings over the duration of the secured financing. We adopted FASB's new guidance on January 1, 2001 and recorded a cumulative effect adjustment to other comprehensive income of $4.8 million, net of income tax, which represents the deferred loss on such hedge agreements outstanding at January 1, 2001. However, we do not expect that the adoption of FASB's new guidance for these agreements will have a material effect on our earnings.

     In September 2000, the FASB issued Statement of Financial Accounting Standards No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, also known as SFAS No. 140. SFAS No. 140 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. Other provisions of the statement are effective for fiscal years ending after December 15, 2000 and include additional disclosure requirements and changes related to the recognition and reclassification of collateral. We do not expect SFAS No. 140 will have any effect on our earnings or financial position.

NOTE 2 -- INVESTMENT SECURITIES AVAILABLE FOR SALE

     Investment securities available for sale are comprised of owner trust certificates retained on securitization transactions treated as sales. The balances of these investment securities were $6.5 million and $7.8 million at December 31, 2000 and 1999, respectively. The book value of these investment securities approximates fair value. As of December 31, 2000, $3.0 million have stated maturity dates of one to five years and $3.5 million have stated maturity dates of five to ten years.

NOTE 3 -- NET CONTRACTS RECEIVABLE

     Our contract portfolio consists of contracts purchased from automobile dealers on a nonrecourse basis and contracts financed directly with the consumer. If pre-computed finance charges are added to a contract, they are added to the contract balance and carried as an offset against the contract balance as unearned discounts. Amounts paid to dealers are capitalized as dealer participation and amortized over the life of the contract.

                       WFS FINANCIAL INC AND SUBSIDIARIES

     Net contracts receivable consisted of the following:

                                                            DECEMBER 31,
                                                      ------------------------
                                                         2000          1999
                                                      ----------    ----------
                                                       (DOLLARS IN THOUSANDS)
Contracts...........................................  $3,057,558    $1,518,433
Unearned discounts..................................     (67,109)      (54,248)
                                                      ----------    ----------
  Net contracts.....................................   2,990,449     1,464,185
Allowance for credit losses.........................     (71,308)      (36,682)
Dealer participation, net of deferred contract
  fees..............................................      59,026        31,532
                                                      ----------    ----------
  Net contracts receivable..........................  $2,978,167    $1,459,035
                                                      ==========    ==========

     Contracts serviced by us for the benefit of others totaled approximately $3.8 billion, $3.9 billion, and $3.5 billion at December 31, 2000, 1999 and 1998, respectively.

NOTE 4 -- ALLOWANCE FOR CREDIT LOSSES

     Changes in the allowance for credit losses were as follows:

                                                     FOR THE YEAR ENDED DECEMBER 31,
                                                     --------------------------------
                                                       2000        1999        1998
                                                     --------    --------    --------
                                                          (DOLLARS IN THOUSANDS)
Balance at beginning of period.....................  $ 36,682    $ 11,246    $  6,787
Provision for credit losses........................    68,962      36,578      15,146
Charged off contracts..............................   (47,929)    (18,696)    (14,832)
Recoveries.........................................    13,593       7,554       4,145
                                                     --------    --------    --------
Balance at end of period...........................  $ 71,308    $ 36,682    $ 11,246
                                                     ========    ========    ========

NOTE 5 -- RETAINED INTEREST IN SECURITIZED ASSETS

     Selected original assumptions used to estimate future cash flows for contracts securitized in 2000, 1999, and 1998 were as follows:

                                                             FOR THE THREE MONTHS ENDED
                                                 --------------------------------------------------
                                                 MARCH 31    JUNE 30    SEPTEMBER 30    DECEMBER 31
                                                 --------    -------    ------------    -----------
2000...........................................  2000-A
Cumulative net credit losses...................   6.1%
Average monthly ABS prepayment speed...........   1.5%
Discount rate..................................   10.8%
Weighted average remaining maturity (in
  months)......................................    61

1999...........................................  1999-A      1999-B      1999-C
Cumulative net credit losses...................   6.2%        6.1%        6.1%
Average monthly ABS prepayment speed...........   1.5%        1.5%        1.5%
Discount rate..................................   9.1%        9.7%        10.2%
Weighted average remaining maturity (in
  months)......................................    59          59          61

1998...........................................  1998-A      1998-B      1998-C
Cumulative net credit losses...................   7.0%        6.2%        6.2%
Average monthly ABS prepayment speed...........   1.5%        1.5%        1.5%
Discount rate..................................   9.8%        9.8%        8.8%
Weighted average remaining maturity (in
  months)......................................    57          58          58

                       WFS FINANCIAL INC AND SUBSIDIARIES

     At December 31, 2000, key economic assumptions and the sensitivity of the current fair value of the RISA to immediate 10% and 20% adverse changes in assumed economics were as follows:

                                                              DECEMBER 31,
                                                                  2000
                                                              ------------
                                                              (DOLLARS IN
                                                               THOUSANDS)
Fair value of the RISA......................................      $111,558

Prepayment speed (monthly ABS)..............................           1.5%
Fair value after 10% adverse change.........................      $107,843
Fair value after 20% adverse change.........................      $103,574

Cumulative net credit losses (pool life rate)...............    6.1% - 7.6%
Fair value after 10% adverse change.........................      $103,880
Fair value after 20% adverse change.........................       $95,925

Discount rate (annual rate).................................         10.16%
Fair value after 10% adverse change.........................      $110,963
Fair value after 20% adverse change.........................      $109,810

     The following table sets forth the components of the RISA:

                                                    FOR THE YEAR ENDED DECEMBER 31,
                                                  -----------------------------------
                                                    2000         1999         1998
                                                  ---------    ---------    ---------
                                                        (DOLLARS IN THOUSANDS)
Balance at beginning of period..................  $ 167,277    $ 171,230    $ 181,177
Additions.......................................     19,240      111,767       91,914
Amortization....................................    (75,958)    (111,752)    (103,610)
Change in unrealized gain/loss on RISA(1).......        999       (3,968)       1,749
                                                  ---------    ---------    ---------
Balance at end of period(2).....................  $ 111,558    $ 167,277    $ 171,230
                                                  =========    =========    =========

---------------
(1) The change in unrealized gain/loss on RISA represents temporary changes in valuation including changes in the discount rate based on the current interest rate environment. Such amounts will not be realized unless the RISA is sold. Changes in prepayment and credit loss assumptions for the RISA are permanent in nature and impact the value of the RISA. Such permanent differences are immediately recognized in income as a component of retained interest income.

(2) There are no restrictions on the RISA.

     The following table presents the estimated future undiscounted retained interest earnings to be received from securitizations:

                                                            DECEMBER 31,
                                                      ------------------------
                                                         2000          1999
                                                      ----------    ----------
                                                       (DOLLARS IN THOUSANDS)
Estimated net undiscounted RISA earnings............  $  235,270    $  410,066
Off balance sheet allowance for credit losses.......    (110,339)     (220,838)
Discount to present value...........................     (13,373)      (21,951)
                                                      ----------    ----------
Retained interest in securitized assets.............  $  111,558    $  167,277
                                                      ==========    ==========
Outstanding balance of contracts sold through
  securitizations...................................  $2,608,017    $3,890,685
Off balance sheet allowance for credit losses as a
  percent of contracts sold through
  securitizations...................................        4.23%         5.68%

                       WFS FINANCIAL INC AND SUBSIDIARIES

     The following table summarizes certain cash flows received from and paid to securitization trusts on securitization transactions treated as sales and on whole loan sales:

                                                    FOR THE YEAR ENDED DECEMBER 31,
                                                 --------------------------------------
                                                    2000          1999          1998
                                                 ----------    ----------    ----------
                                                         (DOLLARS IN THOUSANDS)
Proceeds from new securitizations..............  $2,050,000    $2,500,000    $1,885,000
Excess cash flows from trust...................     127,294       159,564        99,107
Servicing fees received........................      57,718        46,847        37,180
Servicing advances.............................      37,460        56,332        50,549
Repayments on servicing advances...............      51,182        64,160        57,574

     The balance of contracts 30 days or more delinquent included in such securitization trusts totaled $146 million and $128 million at December 31, 2000 and 1999, respectively. Net chargeoffs for these securitization trusts totaled $82 million, $92 million and $127 million for the years ended December 31, 2000, 1999, and 1998, respectively.

NOTE 6 -- PREMISES AND EQUIPMENT

     Premises and equipment consisted of the following at:

                                                                DECEMBER 31,
                                                           ----------------------
                                                             2000         1999
                                                           ---------    ---------
                                                           (DOLLARS IN THOUSANDS)
Land.....................................................   $ 2,017      $ 2,017
Buildings................................................    13,682       13,519
Computers and software...................................    37,969       31,502
Furniture, fixtures and leasehold improvements...........     4,060        3,638
Equipment................................................     4,444        4,093
Automobiles..............................................       284          274
                                                            -------      -------
                                                             62,456       55,043
Less: accumulated depreciation...........................    25,930       17,005
                                                            -------      -------
                                                            $36,526      $38,038
                                                            =======      =======

NOTE 7 -- INTERCOMPANY AGREEMENTS

     We have $146 million of notes payable outstanding from the Bank at rates ranging from 7.25% to 9.42% with maturity dates in 2002 and 2003. Interest payments are due quarterly, in arrears. Interest expense totaled $14.2 million, $14.7 million, and $13.7 million for the years ended December 31, 2000, 1999, and 1998, respectively.

     Pursuant to the terms of the notes, we may not incur any other indebtedness which is senior to the obligations evidenced by the promissory note except for
(i) indebtedness under the senior note (ii) indebtedness collateralized or secured under the line of credit and (iii) indebtedness for similar types of warehouse lines of credit.

     We also have a line of credit from the Bank permitting us to draw up to $1.8 billion as needed to be used in our operations. The line of credit terminates on December 31, 2004, although the term may be extended by us for additional periods up to 60 months. The line of credit carries an interest rate based on the one-month London Interbank Offer Rate, also known as LIBOR. Interest on the amount outstanding under the line of credit is paid monthly, in arrears, and is calculated on the daily average amount outstanding that month. Interest expense totaled $38.4 million, $15.7 million, and $11.7 million for the years ended December 31,

                       WFS FINANCIAL INC AND SUBSIDIARIES

2000, 1999, and 1998, respectively. The weighted average interest rate was 7.09%, 5.33% and 7.31% for the years ended December 31, 2000, 1999, and 1998 respectively.

     We also invest our excess cash at the Bank at an interest rate based on the federal composite commercial paper rate. The weighted average interest rate was 6.58%, 5.23% and 5.45% for the years ended December 31, 2000, 1999 and 1998.
Interest income earned under this agreement totaled $1.2 million, $0.1 million and $0.5 million for the years ended December 31, 2000, 1999 and 1998, respectively.

     We have entered into certain management agreements with the Bank and Westcorp pursuant to which we pay a portion of certain costs and expenses incurred by the Bank and Westcorp with respect to services or facilities of the Bank and Westcorp used by us or our subsidiaries, including our principal office facilities, our field offices, and overhead and associate benefits pertaining to Bank and Westcorp associates who also provide services to us or our subsidiaries. Amounts paid by us to the Bank relating to these management agreements totaled $1.8 million, $1.2 million, and $4.8 million for the years ended December 31, 2000, 1999, and 1998, respectively. Additionally, as part of these management agreements, the Bank and Westcorp reimburse us for similar costs incurred. Amounts paid to us by the Bank relating to these management agreements totaled $0.3 million, $0.7 million, and $0.7 million for the years ended December 31, 2000, 1999, and 1998, respectively.

     In each securitization transaction, we entered into a reinvestment contract with the Bank which allows us access to the cash flows of each of the outstanding securitization transactions and the cash held in each spread account for each of those transactions. We are permitted to use that cash as we determine, including in our ordinary business activities. We paid the Bank $0.7 million, $0.6 million, and $0.7 million for the years ended December 31, 2000, 1999, and 1998, pursuant to these agreements.

NOTE 8 -- NOTES PAYABLE ON AUTOMOBILE SECURED FINANCING

     For the year ended December 31, 2000, we issued $2.5 billion of notes secured by automobile contracts. Interest payments on the notes are due quarterly, in arrears, based on the respective note's interest rate. Interest expense on these notes totaled $88.2 million for the year ended December 31, 2000.

     At December 31, 2000, the stated maturities of our notes payable on automobile secured financing and their weighted average interest rates were as follows:

                                                                       WEIGHTED
                                                      (DOLLARS IN       AVERAGE
                                                      THOUSANDS)     INTEREST RATE
                                                      -----------    -------------
2001..............................................    $  194,713         6.72%
2002
2003..............................................       629,300         7.11
2004..............................................       488,446         7.57
2005..............................................       340,136         6.83
Thereafter........................................       596,768         7.42
                                                      ----------         ----
                                                      $2,249,363         7.22%
                                                      ==========         ====

     We enter into Euro-dollar swap agreements in order to hedge our future interest payments on notes payable on automobile secured financings. We settle such financial instruments at the time we close these securitization transactions and receive or pay cash equal to the gain or loss on these instruments. Therefore, the total interest payment cash flows on these notes are adjusted at such time.

     In September 1999, we established a $500 million conduit facility secured by automobile contracts in a private placement. At December 31, 2000, we had no amounts outstanding on the conduit facility compared

                       WFS FINANCIAL INC AND SUBSIDIARIES
with $461 million at December 31, 1999. Interest expense totaled $6.2 million and $7.9 million for the years ended December 31, 2000 and 1999, respectively.

NOTE 9 -- WHOLE LOAN SALE

     For the year ended December 31, 2000, we sold $1.4 billion of contracts to Westcorp in a whole loan sale. We continue to service the contracts pursuant to a servicing agreement. We recorded a cash gain on sale, net of the write-off of outstanding dealer participation balances and the effect of hedging activities of $6.0 million on this transaction.

NOTE 10 -- COMMITMENTS AND CONTINGENCIES

     Future minimum payments under noncancelable operating leases on premises and equipment with terms of one year or more were as follows:

                                                         DECEMBER 31,
                                                             2000
                                                         ------------
                                                         (DOLLARS IN
                                                          THOUSANDS)
2001..............................................         $ 4,198
2002..............................................           3,395
2003..............................................           3,339
2004..............................................           2,857
2005..............................................           1,469
Thereafter........................................              28
                                                           -------
                                                           $15,286
                                                           =======

     In certain cases, these agreements include various renewal options and contingent rental agreements. Rental expense for premises and equipment totaled $4.8 million, $5.1 million and $7.6 million for the years ended December 31, 2000, 1999 and 1998, respectively.

     We have pledged certain automobile contracts in amounts totaling $317 million and $365 million as of December 31, 2000 and 1999, respectively, relative to amounts held on behalf of trustee.

     We or our subsidiaries are involved as parties to certain legal proceedings incidental to our businesses, including consumer class action lawsuits pertaining to our automobile finance activities. We are vigorously defending these actions and do not believe that the outcome of these proceedings will have a material effect upon our financial condition, results of operations and cash flows.

NOTE 11 -- SERVICING INCOME

     Servicing income consisted of the following components:

                                                      FOR THE YEAR ENDED DECEMBER 31,
                                                      -------------------------------
                                                        2000        1999       1998
                                                      --------    --------    -------
                                                          (DOLLARS IN THOUSANDS)
Retained interest income, net of RISA
  amortization......................................  $ 51,429    $ 47,812    $ 1,961
Contractual servicing income........................    57,718      46,847     37,180
Other fee income....................................    61,772      46,121     36,969
                                                      --------    --------    -------
Total servicing income..............................  $170,919    $140,780    $76,110
                                                      ========    ========    =======

     According to the terms of each securitization transaction, contractual servicing income is earned at rates ranging from 1.0% to 1.25% per annum on the outstanding balance of contracts securitized. Other fee income consists primarily of documentation fees, late charges, deferment fees and other additional servicing fees.

                       WFS FINANCIAL INC AND SUBSIDIARIES

Contractual servicing income received by us from Westcorp relating to the whole loan sale totaled approximately $6.9 million for the year ended December 31, 2000.

NOTE 12 -- EMPLOYEE STOCK OWNERSHIP AND SALARY SAVINGS PLAN

     We participate in the Westcorp Employee Stock Ownership and Salary Savings Plan, also known as the Plan, which covers essentially all full-time associates who have completed six months of service. Contributions to the Plan are discretionary and determined by the Board of Directors of Westcorp within limits set forth under the Employee Retirement Income Security Act of 1974. Contributions are allocated to the associate's account based upon years of service and annual compensation.

     All shares purchased by the Plan are immediately allocated to associates who participate in the Plan. As of December 31, 2000, the Plan held 1,283,504 shares of Westcorp's common stock. All Plan shares are considered outstanding for purposes of calculating our earnings per share. Compensation expense related to the Plan for Westcorp and its subsidiaries totaled $8.0 million, $7.0 million and $0.8 million in 2000, 1999 and 1998, respectively.

     We participate in the Westcorp's Executive Deferral Plan, also known as the EDP, for a select group of our management or highly compensated associates as determined by Westcorp's Board of Directors. The EDP is designed to allow participants to defer a portion of their compensation on a pre-tax basis and earn tax-deferred interest on these deferrals. The EDP also provides for us to match portions of the amounts contributed by our associates at the discretion of Westcorp's Board of Directors. For the year ended December 31, 2000, expense related to the EDP for Westcorp and its subsidiaries totaled $528 thousand compared with $621 thousand and $855 thousand for the years ended December 31, 1999 and 1998, respectively.

     Westcorp has entered into a Long Term Incentive Plan, also known as the LTIP, with certain key executive officers in which such officers will be entitled to receive a fixed incentive amount provided that Westcorp's tangible net book value per common share as of December 31, 2004 equals or exceeds $28.08, as adjusted at Westcorp's sole discretion, and the executive officer remains continuously employed by Westcorp or its subsidiaries through April 30, 2005. Westcorp expensed $0.9 million in 2000 related to the LTIP.

NOTE 13 -- STOCK OPTIONS

     In 1996, we reserved 550,000 shares of common stock for future issuance to certain associates under an incentive stock option plan, also known as the Stock Options Plan. In 1997, we reserved an additional 550,000 shares of common stock for future issuance under the Stock Options Plan. There were 497,227 shares available for future grants at December 31, 2000. The options may be exercised within five to seven years after the date of grant. The weighted average life of the options at December 31, 2000 was 4.6 years and the exercise price of the options outstanding at December 31, 2000 ranged from $6.94 to $18.00 per share.

     Options outstanding and exercisable at December 31, 2000 were as follows:

                            OPTIONS OUTSTANDING            OPTIONS EXERCISABLE
                     ----------------------------------   ----------------------
                                   WEIGHTED    WEIGHTED                 WEIGHTED
                                    AVERAGE    AVERAGE                  AVERAGE
       RANGE OF        NUMBER      REMAINING   EXERCISE     NUMBER      EXERCISE
    EXERCISE PRICES  OUTSTANDING     LIFE       PRICE     EXERCISABLE    PRICE
    ---------------  -----------   ---------   --------   -----------   --------
    $6.00 - 7.00       176,098       4.71       $ 6.94      140,993      $ 6.94
    $13.00 - 14.00       7,250       3.83        13.00        5,125       13.00
    --------------     -------       ----       ------      -------      ------
    $6.00 - 14.00      183,348       4.68       $ 7.18      146,118      $ 7.18
    ==============     =======       ====       ======      =======      ======

                       WFS FINANCIAL INC AND SUBSIDIARIES

     At December 31, 1998 all stock options were anti-dilutive under the plan. In October 1998, we canceled 624,539 of existing options as part of a voluntary stock option exchange program. All option holders taking part in this program forfeited their existing options and were issued a proportionately smaller number of new options based upon a reduced exercise price.

     Stock option activity is summarized as follows:

                                                                WEIGHTED AVERAGE
                                                     SHARES      EXERCISE PRICE
                                                    --------    ----------------
Outstanding at January 1, 1998....................   754,882         $15.83
  Granted.........................................   326,052           7.32
  Exercised.......................................
  Canceled........................................  (762,985)         15.53
                                                    --------         ------
Outstanding at December 31, 1998..................   317,949           8.14
  Granted.........................................
  Exercised.......................................   (63,345)          7.02
  Canceled........................................   (35,636)         14.18
                                                    --------         ------
Outstanding at December 31, 1999..................   218,968           7.47
  Granted.........................................
  Exercised.......................................   (24,881)          6.94
  Canceled........................................   (10,739)         13.74
                                                    --------         ------
Outstanding at December 31, 2000..................   183,348         $ 7.18
                                                    ========         ======

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because our employee stock options have characteristics significantly different from those traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in our opinion, the existing models do not necessarily provide a reliable single measure of the fair value of our employee stock options.

     The fair value of options outstanding was estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions:

                                                          FOR THE YEAR ENDED DECEMBER 31,
                                                          --------------------------------
                                                            2000        1999        1998
                                                          --------    --------    --------
Risk-free interest rate.................................      4.8%        6.6%        4.7%
Volatility factor.......................................     0.59        0.59        0.53
Expected option life....................................  7 years     7 years     7 years

     There were no options granted for the years ended December 31, 2000 and 1999. The fair value of the options granted for the year ended December 31, 1998 was $4.80.

                       WFS FINANCIAL INC AND SUBSIDIARIES

     We elected to follow AICPA Accounting Principles Board Opinion 25, also known as APB No. 25, and related Interpretations in accounting for our employee stock options. Under APB No. 25, the exercise price of our employee stock options equals the market price of the underlying stock on the date of grant and, therefore, no compensation expense is recognized. Pro forma information regarding net income and earnings per share is required by SFAS No. 123 and has been determined as if we had accounted for our employee stock options under the fair value method of that statement. Pro forma net income (loss) and earnings
(loss) per diluted share for the respective periods were as follows:

                                                        FOR THE YEAR ENDED DECEMBER 31,
                                                       ---------------------------------
                                                         2000        1999        1998
                                                       --------    --------    ---------
                                                         (DOLLARS IN THOUSANDS, EXCEPT
                                                              PER SHARE AMOUNTS)
Pro forma net income (loss)..........................  $66,270     $49,253     $(16,636)
Per diluted share....................................  $  2.34     $  1.91     $  (0.65)

     The impact of applying SFAS No. 123 for the years ended December 31, 2000, 1999, and 1998 is not material to our financial statements.

NOTE 14 -- DIVIDENDS

     We have not declared or paid any cash dividends on our capital stock. We currently expect to retain future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. We are not currently under any regulatory or contractual limitations on our ability to declare or pay dividends.

NOTE 15 -- RESTRUCTURING

     In 1998, we completed a restructuring plan. A total of 400 positions, or 20% of our work force, were eliminated and 96 offices were closed. The total pre-tax restructuring charge in 1998 for the completed plan was $15.0 million.

NOTE 16 -- INCOME TAXES

     Income tax expense (benefit) consisted of the following:

                                                     FOR THE YEAR ENDED DECEMBER 31,
                                                     --------------------------------
                                                       2000        1999        1998
                                                     --------    --------    --------
                                                          (DOLLARS IN THOUSANDS)
CURRENT:
  Federal..........................................  $ 50,449    $ 37,629    $ (5,427)
  State franchise..................................    13,377       8,536        (888)
                                                     --------    --------    --------
                                                       63,826      46,165      (6,315)
DEFERRED:
  Federal..........................................   (15,441)    (11,185)     (3,517)
  State franchise..................................    (4,169)        600      (2,263)
                                                     --------    --------    --------
                                                      (19,610)    (10,585)     (5,780)
                                                     --------    --------    --------
                                                     $ 44,216    $ 35,580    $(12,095)
                                                     ========    ========    ========

                       WFS FINANCIAL INC AND SUBSIDIARIES

     A reconciliation of total tax provisions and the amounts computed by applying the statutory federal income tax rate of 35% to income before taxes is as follows:

                                                        FOR THE YEAR ENDED DECEMBER 31,
                                                       ---------------------------------
                                                         2000        1999        1998
                                                       --------    --------    ---------
                                                            (DOLLARS IN THOUSANDS)
Tax at statutory rate................................  $38,706     $29,734     $(10,032)
State tax (net of federal tax benefit)...............    5,985       5,938       (2,048)
Other................................................     (475)        (92)         (15)
                                                       -------     -------     --------
                                                       $44,216     $35,580     $(12,095)
                                                       =======     =======     ========

     Deferred taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Amounts previously reported as current and deferred income tax expense have been reclassified. Such changes to the components of the expense occur because all tax alternatives available to us are not known for a number of months subsequent to year end.

     Significant components of our deferred tax liabilities and assets were as follows:

                                                              DECEMBER 31,
                                                         ----------------------
                                                           2000         1999
                                                         ---------    ---------
                                                         (DOLLARS IN THOUSANDS)
DEFERRED TAX ASSETS:
Reserves for credit losses.............................  $ 28,574     $ 15,987
State tax deferred benefit.............................     5,842        5,231
Other assets...........................................     2,535        2,026
                                                         --------     --------
          Total deferred tax assets....................    36,951       23,244

DEFERRED TAX LIABILITIES:
Accelerated depreciation for tax purposes..............      (293)         514
Asset securitization income recognized for book
  purposes.............................................   (23,965)     (32,116)
Other liabilities......................................    (8,161)      (6,297)
                                                         --------     --------
          Total deferred tax liabilities...............   (32,419)     (37,899)
                                                         --------     --------
          Net deferred tax assets (liabilities)........  $  4,532     $(14,655)
                                                         ========     ========

                       WFS FINANCIAL INC AND SUBSIDIARIES

NOTE 17 -- FAIR VALUE OF FINANCIAL INSTRUMENTS

     The estimated fair values of our financial instruments were as follows:

                                                                DECEMBER 31,
                                            ----------------------------------------------------
                                                      2000                        1999
                                            ------------------------    ------------------------
                                             CARRYING        FAIR        CARRYING        FAIR
                                             AMOUNTS        VALUE        AMOUNTS        VALUE
                                            ----------    ----------    ----------    ----------
                                                           (DOLLARS IN THOUSANDS)
FINANCIAL ASSETS:
Short-term investments -- parent..........  $   25,296    $   25,296    $    7,120    $    7,120
Investment securities available for
  sale....................................       6,517         6,525         7,829         7,829
Contracts receivable......................   3,049,475     3,315,061     1,495,717     1,617,108
Retained interest in securitized assets...     111,558       111,558       167,277       167,277
Financial instrument agreements held for
  purposes other than trading:
     Forward agreements...................                                                10,872
     Euro-dollar swap agreements..........                    (7,773)

FINANCIAL LIABILITIES:
Note payable -- parent....................     146,219       148,671       178,908       165,190
Notes payable on automobile secured
  financing...............................   2,249,363     2,312,693       461,104       454,187
Secured lines of credit...................     235,984       236,797       551,189       551,189
Amounts held on behalf of trustee.........     590,715       590,715       687,274       687,274

NOTE 18 -- FINANCIAL INSTRUMENT AGREEMENTS

     We use financial instrument agreements to minimize our exposure to interest rate risk. We enter into Euro-dollar swap agreements and forward agreements to protect against potential changes in interest rates affecting interest payments on future securitization transactions. The market value of these hedge agreements responds inversely to changes in interest rates. Because of this inverse relationship, we can effectively lock in a gross interest rate spread at the time of entering into the hedge transaction. Euro-dollar swap agreements totaled $795 million at December 31, 2000. There were no forward agreements outstanding at December 31, 2000. Forward agreements totaled $1.6 billion at December 31, 1999.

     Notional amounts do not represent amounts exchanged with other parties and, thus are not a measure of our exposure to loss through our use of these agreements. The amounts exchanged are determined by reference to the notional amounts and the other terms of the agreements.

     Gains and losses relative to these agreements are deferred and recognized in full at the time of securitization as an adjustment to the gain or loss on the sale of the contracts if the securitization transaction is treated as a sale or amortized on a level yield basis over the duration of the securities issued if the transaction is treated as a secured financing. We use the Bank or highly rated counterparties and further reduce our risk by avoiding any material concentration with a single counterparty. Credit exposure is limited to those agreements with a positive fair value and only to the extent of that fair value.

                       WFS FINANCIAL INC AND SUBSIDIARIES

NOTE 19 -- EARNINGS PER SHARE

     The following table sets forth the computation of basic and diluted earnings (loss) per share:

                                                       FOR THE YEAR ENDED DECEMBER 31,
                                              --------------------------------------------------
                                                   2000              1999              1998
                                              --------------    --------------    --------------
                                               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
BASIC:
Net income (loss)...........................   $    66,372       $    49,375       $   (16,567)
Average basic common shares outstanding.....    28,178,151        25,732,089        25,708,611
Net income (loss) per common
  share -- basic............................   $      2.36       $      1.92       $     (0.64)

DILUTED:
Net income (loss)...........................   $    66,372       $    49,375       $   (16,567)
Average basic common shares outstanding.....    28,178,151        25,732,089        25,708,611
Stock option adjustment.....................   $   105,584       $   110,559
Average diluted common shares outstanding...    28,283,735        25,842,648        25,708,611
Net income (loss) per common
  share -- diluted..........................   $      2.35       $      1.91       $     (0.64)

     Options to purchase 6,600 and 317,949 shares of common stock at prices ranging from $6.94 to $18.00 per share were outstanding at December 31, 1999 and 1998, respectively, but were not included in the computation of diluted earnings per share because the options' exercise prices were greater than the average market price of the common shares and, therefore, the effect would be antidilutive.

NOTE 20 -- SUBSEQUENT EVENT - (UNAUDITED)

     On March 2, 2001, we filed a registration statement with the Securities and Exchange Commission, also known as the SEC, to provide our shareholders an exclusive opportunity to purchase additional shares of stock through a rights offering. The registration statement for this offering has not yet become effective. The number of shares to be offered and the price per share has not yet been determined. Our board of directors will make this determination immediately prior to the time at which the registration statement becomes effective. The board of directors of the Bank has informed us that they intend to exercise the Bank's basic subscription right and expect to exercise its oversubscription right as part of this offering. We expect that this transaction will provide us with approximately $100 million in new capital.

     On February 2, 2001, we completed the issuance of $1.0 billion of notes secured by automobile contracts.

                       WFS FINANCIAL INC AND SUBSIDIARIES

NOTE 21 -- QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

     The following is a summary of unaudited quarterly results of operations for the periods ended December 31, 2000 and 1999. Certain quarterly amounts have been adjusted to conform with the year-end presentation.

                                                            FOR THE THREE MONTHS ENDED
                                                --------------------------------------------------
                                                MARCH 31    JUNE 30    SEPTEMBER 30    DECEMBER 31
                                                --------    -------    ------------    -----------
                                                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
2000
Interest income...............................  $61,025     $76,289      $80,609         $96,197
Interest expense..............................   23,728      31,435       34,068          41,111
Net interest income...........................   37,297      44,854       46,541          55,086
Provision for credit losses...................   11,677      14,857       21,359          21,069
Income before income tax......................   25,350      26,906       29,488          28,844
Income tax....................................   10,584      10,759       12,180          10,693
Net income....................................   14,766      16,147       17,308          18,151
Net income per common share -- basic..........     0.54        0.58         0.62            0.64
Net income per common share -- diluted........     0.54        0.58         0.61            0.64

1999
Interest income...............................  $23,744     $38,507      $34,324         $43,951
Interest expense..............................    6,087      11,073        8,873          15,264
Net interest income...........................   17,657      27,434       25,451          28,687
Provision for credit losses...................   11,198       4,758       15,347           5,275
Income before income tax......................   20,001      21,009       21,990          21,955
Income tax....................................    8,416       8,858        9,278           9,028
Net income....................................   11,585      12,151       12,712          12,927
Net income per common share -- basic..........     0.45        0.47         0.49            0.50
Net income per common share -- diluted........     0.45        0.47         0.49            0.50